Exhibit 4.32

[English Translation]

2022-2024 Leasing Agreement of Machinery Rooms and Transmission Pipelines

Between

China Mobile Limited

and

China Mobile Communications Group Co., Ltd.

Contents

1.	Leasing of Assets	1

2.	The Leasing Fees	2

3.	Responsibilities and Obligations	2

4.	Liabilities for Breach of Agreement	3

5.	Terms and Cap of Amount of this Agreement	3

6.	Non-disclosure	3

7.	Assignment	3

8.	Governing Law and Dispute Settlement	3

9.	Miscellaneous	4

2022-2024 Leasing Agreement of Machinery Rooms and Transmission Pipelines

This Agreement is entered into on January 3, 2022 between:

(1)

China Mobile Limited, a limited liability company incorporated and existing under the laws of Hong Kong, with its registered office at 60/F, the Center, 99 Queen’s Road Central, Hong Kong (hereinafter referred to as “Party A”); and

(2)

China Mobile Communications Group Co., Ltd., a wholly state-owned limited liability company incorporated and existing under the laws of China with its registered office at 29 Jinrong Avenue, Xicheng District, Beijing, China (hereinafter referred to as “Party B”).

The above Party A and Party B are called hereinafter respectively as a “Party”, and collectively as “Parties”.

Whereas:

(A)	Party A is a company listed in the Stock Exchange of Hong Kong Limited;

(B)	Party A directly or indirectly holds some wholly-owned or controlling subsidiaries engaging in basic and value-added telecommunications business in the People’s Republic of China (“PRC”) and overseas;

(C)	Party B is the indirect controlling shareholder of Party A who holds some wholly-owned subsidiaries in the PRC and overseas;

(D)

Party B and its related subsidiaries will keep building and from time to time purchase machinery rooms and transmission pipelines required for operating its related business, including but not limited to machinery rooms for data centers, convergence rooms, transmission pipelines. Party A and its subsidiaries intend to rent the above mentioned assets (hereinafter the “ Leased Assets”) from Party B and its related subsidiaries for operating related telecommunication services while Party B and its related subsidiaries also need to rent the relevant assets from Party A and its subsidiaries.

After sufficient discussion, the Parties hereby reach the following agreement to clearly define the related arrangements for leasing of assets:

1.	Leasing of Assets

1.1

The Parties hereby agree to urge its related subsidiaries to lease the Assets for its business operations to the other Party in accordance with the terms and conditions hereunder. All operating revenue of both Parties and its subsidiaries, including but not limited to voice usage fees, monthly fees, interconnection fees, sales incomes of SIM cards and mobile handsets, and other incomes generated therefrom or in connection therewith, shall belong to the Parties and shall not be affected by this Agreement.

In this Agreement, the Party and its related subsidiaries leasing the Assets are collectively referred to as the “Lessor” while the Party and its related subsidiaries renting the Assets are collectively referred to as the “Lessee”.

1.2

The scope of the Leased Assets shall be jointly determined by the Lessor and the Lessee. The Lessee may submit to the Lessor from time to time its plans for adding or adjusting the scope of the Leased Assets according to its practical operational requirements. After such plans are confirmed by the Lessor, the scope of the Leased Assets under this Agreement shall be adjusted accordingly.

2.	The Leasing Fees

2.1

The Lessor and the Lessee agree and acknowledge that the leasing fees for the Leased Assets (the “Leasing Fees”) per month (“Settlement Period”) shall be determined in accordance with the Leased Assets leasing documents and confirmation sheets for the Settlement Period duly executed by the Lessor and the Lessee, and settled according to the prevailing market rates with the principle of fairness, but in any event shall not be more than the standard leasing fees charged to any third party for the same kinds of the Leased Assets and no lower than its costs.

2.2

Both the Lessor and Lessee agree and acknowledge that, the Lessee shall pay the leasing fees for the Settlement Period to the account designated by the Lessor within 30 days upon the end of each Settlement Period, and send the statement worksheet and settlement vouchers to the Lessor. The Lessor shall review the calculating procedure and results according to the documents submitted by the Lessee. In case of any error, with confirmation by both Parties, the Lessee shall make corresponding adjustments to the amount in the next Settlement Period.

3.	Responsibilities and Obligations

3.1	for the Lessor

3.1.1	The Lessor shall deliver the Leased Assets to the Lessee in time according to this Agreement.

3.1.2

The Lessor shall undertake that the Leased Assets leased to the Lessee does not infringe the intellectual property and other legitimate interests of any third party, and there is not any interests of any third party existing in such assets that may restrict or impact its normal utilization by the Lessee, and that the normal utilization of such Leased Assets by the Lessee shall not incur any expenses other than the Leasing Fees, including but not limited to any claim by any third party.

3.2	for the Lessee

3.2.1	The Lessee shall utilize the leased Assets in a reasonable manner according to its operational needs.

3.2.2

If any damages, malfunction or abnormality caused to the Lessor’s Leased Assets due to improper management, maintenance or use by the Lessee, the Lessee shall bear all the direct losses resulting from the assets damages and malfunction.

3.2.3

The Lessee shall credit the Leasing Fees for the Settlement Period to the account designated by the Lessor in full amount within 30 days upon the end of that Settlement Period, and submit the statement worksheet and related settlement voucher to the Lessor according to Article 2 of this Agreement. In case of any error, the Lessee shall make corresponding adjustment to the amount in the next Settlement Period according to Article 2.2 of this Agreement.

3.2.4

If the Lessee needs to add or adjust the scope of Leased Assets per its operational requirements, a plan stating the scope of added or adjusted assets shall be submitted to the Lessor in advance and be implemented according to the terms and conditions under this Agreement after the plan is confirmed by the Lessor. The said plan shall cover the specific type, model and quantity of the assets involved in the added or adjusted Leased Assets as well as the time and technical standards of the implementation of the plan.

4.	Liabilities for Breach of Agreement

4.1

If the Lessor violates its undertakings in Article 3.1.2 under this Agreement and causes any losses to the Lessee arising from disputes between any third party and the Lessee, the Lessor shall be liable for all expenses and direct losses incurred by the Lessee for settling such disputes.

4.2

If the Lessee fails to credit the Leasing Fees to the account designated by the Lessor in time and in full amount according to Article 2 hereunder, a penalty of 0.01% of the outstanding amount shall be charged to the Lessee for every week so delayed. If the payment is delayed for less than one week, it shall be deemed as one week.

4.3

Except for the circumstances stated above, if any Party violates its obligations hereunder and causes any losses to the other Party, the violating Party shall take the full responsibility for compensating the other Party. If any Party incurred any losses due to its own violations, it shall bear such losses by itself.

5.	Terms and Cap of Amount of this Agreement

5.1

This Agreement shall be effective with the signatures of the legal representatives or their authorized representatives of both Parties dully affixed and official stamps or special stamps for contracts stamped on it, and when all necessary approvals are obtained according to related regulatory requirements (including but not limited to meeting or satisfying the regulatory requirements set out in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (hereinafter “the Hong Kong Listing Rules”)) and valid from January 1, 2022 to December 31, 2024.

5.2

Both the Lessor and Lessee agree and acknowledge that, the annual Leasing Fees for the years from January 1, 2022 to December 31, 2022, from January 1, 2023 to December 31, 2023 and from January 1, 2024 to December 31, 2024 shall not exceed RMB3.5 billion, RMB4.5 Billion and RMB 5.5 billion, respectively.

6.	Non-disclosure

Except otherwise provided for or required by laws or regulatory authorities, no Party (including but not limited to its subsidiaries) shall provide or disclose any content of this Agreement or any other information relating to the operation of the other Party to any firm, company, organization or individual without any prior written consent (which shall not be retained or delayed without any reason) of the other Party.

7.	Assignment

No Party shall assign all or any rights or obligations hereunder to any third party without prior written consent from the other Party.

8.	Governing Law and Dispute Settlement

8.1	This Agreement shall be governed by and interpreted and implemented according to the Laws of PRC.

8.2

Any dispute between the Parties relating to the validity, interpretation or performance of this Agreement shall be settled through amicable consultation. Should the Parties fail to resolve the dispute within 30 days from the date of the occurrence of the dispute, then such dispute shall be submitted to Chinese International Economic and Trade Arbitration Commission for arbitration in Beijing in accordance with the then effective arbitration rules of that Commission. The arbitration award shall be final and binding on both Parties. Except for the matter of dispute that is submitted for arbitration, all the remaining parts of this Agreement shall remain valid and effective and shall continue to be performed by both Parties during the arbitration.

9.	Miscellaneous

9.1

This Agreement can be amended or supplemented after consultation with the Parties. All amendments or supplements to this Agreement shall come into effect only after they have been duly executed by the legal representatives or the authorized representatives of both Parties and affixed with official stamps or special stamps for contract, with all necessary approvals obtained according to relevant regulatory requirements (including but not limited to meeting or satisfying the regulatory requirements set out in the Hong Kong Listing Rules). Amendments or supplements to this Agreement are of the same effect with this Agreement.

9.2	This Agreement is severable. Any provisions hereunder being held ineffective, unlawful or unenforceable shall not affect the validity and enforceability of other provisions under this Agreement.

9.3

This Agreement may be executed separately by both Parties in several counterparts. All counterparts executed separately together constitute a valid agreement. If this Agreement is executed in counterparts, it shall be deemed as executed after successful delivery of executed counterparts by the Parties via facsimile.

9.4	This Agreement is written in Chinese and executed in four (4) original copies, two of which are held by each Party. Each original copy has equal legal effect.

China Mobile Limited

Legal representative or its authorized representative (signature): s/HUANG Jie

(Stamp)

China Mobile Communications Group Co., Ltd.

Legal representative or its authorized representative (signature): s/GAO Songge

(Stamp)

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